# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### December 5, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Guidewire Software, Inc.

### File No. 1-35394 - CF#35632

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Guidewire Software, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 2, 2017.

Based on representations by Guidewire Software, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 2.1              through December 31, 2019


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


                    Brent J. Fields
                    Secretary